THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.*

*Admitted in California and Utah

December 14, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Pamela Howell

Re:

Sunpeaks Ventures, Inc.

Amendment no. 3 to Current Report on Form 8-K

Filed November 21, 2012

File No. 000-54523

Dear Ms. Howell:

On behalf of Sunpeaks Ventures, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated December 5, 2012.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.  In order to address these comments the Company will be filing a Second Amended Current Report on Form 8-K/A for the transaction dated October 11, 2012.

Form 8-K filed October 17, 2012, as amended November 21, 2012

1.

We note that the exhibit 10.1 filed in response to prior comment 5 continues to omit exhibits E, F-1, F-2, Exhibit A to Exhibit G, and multiple schedules; therefore, we reissue the comment.  Please file the complete agreement.  Also, please file Exhibit 10.2 to the Form 8-K filed on April 6, 2012 and amended on November 21, 2012 in its entirety.  We note the omission of Exhibit A.

The Commission is advised as follows:

A.

Exhibits E, F-1, and F-2 referenced above are the same documents as Exhibits 10.2, 10.3, and 10.4 in the filing.  In order to clarify, footnote (2) was added to the exhibits table, and the three documents have been re-included in the filing.

B.

Exhibit A to Exhibit G is a bank note that was filed as Exhibit 10.14 to a Current Report filed with the Commission on July 27, 2012.  In order to clarify, footnote (2) was added to the exhibits table, and the document has been re-included in the filing.

C.

The Disclosure Schedules were added to Exhibit 10.1.  Note that certain confidential bank account information has been excluded from Schedule 7.17, which has been marked to identify that confidential information has been omitted, and a confidentiality request has been sent to the FOIA office of the Commission.

IRVINE OFFICE:

SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE

406 W.  SOUTH JORDAN PARKWAY

IRVINE

SUITE 160

CALIFORNIA • 92618

SOUTH JORDAN

UTAH • 84095

 (949) 635-1240 • FAX  (949) 635-1244 www.thelebrechtgroup.com (801) 983-4948 • FAX  (801) 983-4958

Pamela Howell

United States Securities and Exchange Commission

December 14, 2012

D.

Exhibit A to Exhibit 10.2 to the 8-K filed on April 6, 2012, was filed in its entirety.  Please see the text on the signature page of Exhibit 10.2.  While this text references certain additional information to be exchanged between the parties, it was never exchanged.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.